SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY  10017-3954

March 11, 2014

Via EDGAR Transmission and Courier

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             KKR & Co. L.P.
Amendment No. 1 to Form S-4
Filed February 18, 2014
File No. 333-193359

Schedule 13E-3

Filed February 18, 2014

File No. 005-82848

Dear Ms. Hayes:

On behalf of KKR & Co. L.P. (“KKR”), we hereby submit the response of KKR to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated March 7, 2014 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) and the related Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”).  We have revised the Registration Statement and the Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).  In connection with this letter and the filing of Amended Registration Statement and the Amended Schedule 13E-3, we are delivering to the Staff three courtesy copies of the Amended Registration Statement, marked to show changes from Amendment No. 1 to the Registration Statement, and the Amended Schedule 13E-3, marked to show changes from the Schedule 13E-3, and three clean courtesy copies of this letter, the Amended Registration Statement and the Amended Schedule 13E-3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information below are based upon information provided to us by KKR and KKR Financial Holdings LLC (“KFN”).

Schedule 13E-3

1.                                      Please explain why KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. are not included as filing persons.

In response to the Staff’s comment, we respectfully submit that KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. have not been included as filing persons because none of them are “engaged in” the transaction within the meaning of Rule 13e-3 and related Staff interpretations.  Although KKR Financial Advisors LLC provides KFN with its management team and manages KFN’s day-to-day operations (subject to the direction and oversight of KFN’s board of directors) pursuant to a management agreement, neither KKR Financial Advisors LLC nor its representatives were involved in negotiating the terms of the transaction on behalf of KKR or KFN. Such terms were negotiated, as described in the Amended Registration Statement, on behalf of KFN by a transaction committee of KFN’s board of directors comprised solely of directors not affiliated with KKR.  Moreover, KKR Financial Advisors LLC and its representatives did not participate in any meeting of, or the vote by, KFN’s board of directors relating to the merger.  Similarly, neither KKR Asset Management LLC, which is the sole member of KKR Financial Advisors LLC, nor its sole member, Kohlberg Kravis Roberts & Co. L.P., were involved in negotiating the terms of the transaction on behalf of KFN or participated in meetings with KFN’s board of directors.

Furthermore, unlike the other filing persons, none of KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. is party to the merger agreement or is the intermediate or ultimate parent of any party to the merger agreement. Additionally, none of these entities were formed in connection with the transaction; rather, these entities have been in existence for several years and were formed by KKR in order to conduct its investment advisory business.

Amendment No. 1 to Form S-4

General

2.                                      Please prominently disclose the Special Factors section in the front of the disclosure document.  See Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Special Factors section has been moved so that it begins immediately after the Summary section of the Amended Registration Statement.

3.                                      Please make the statement required by Item 1014(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 42 of the Amended Registration Statement has been revised.

4.                                      Please delete all references to “arm’s-length” negotiations between KKR and KFN, which are inappropriate in a Rule 13e-3 transaction.

Although KKR believes these statements are factually correct, in response to the Staff’s comment, the disclosures on pages 70 and 90 of the Amended Registration Statement have been revised to remove all such references.

Summary

Conditions to Consummation of the Merger, page 15

5.                                      Please disclose the amount outstanding under KFN’s credit facility.

In response to the Staff’s comment, the disclosures on pages 15 and 134 of the Amended Registration Statement have been revised.

Background of the Merger, page 61

6.                                      On page 84 you disclose that the November 21, 2013 preliminary Sandler O’Neill presentation contained a summary description of Sandler O’Neill’s meeting with KKR and its financial advisor regarding KKR’s stated rationale for the transaction.  Please revise to indicate when this meeting occurred and describe KKR’s stated rationale.

In response to the Staff’s comment, the disclosure on page 33 of the Amended Registration Statement has been revised.

7.                                      On page 84 you disclose that the November 24, 2013 preliminary Sandler O’Neill presentation included a summary of the rationale to be expressed to KKR and its financial advisor for an increase in the value of the proposed merger consideration.  It is unclear from the Background section whether the rationale was expressed to KKR and, if so, when.  Please revise to explain and include a description of the rationale.

In response to the Staff’s comment, the disclosure on page 33 of the Amended Registration Statement has been revised.

8.                                      Please identify the representative of the transaction committee referred to in the November 22, 2013 paragraph.

In response to the Staff’s comment, the disclosure on page 33 of the Amended Registration Statement has been revised.

Recommendation of the KFN Board of Directors and Reasons for the Merger…, page  68

9.                                      We note disclosure that the transaction committee of the KFN board of directors believed that Sandler O’Neill’s valuation methodologies could be collectively characterized as forms of going concern valuations, and the transaction committee considered each of these analyses in reaching its determination and making its recommendation. To the extent that the committee based its fairness determination on the analysis undertaken by others, the committee must expressly adopt the analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 42 of the Amended Registration Statement has been revised.

10.                                Please quantify the anticipated dividend payments to KFN common shareholders described on page 69.  Please similarly describe the negative effects that a liquidation would have on certain of KFN’s assets such as KFN’s CLO portfolio.

In response to the Staff’s comment, the disclosures on pages 38 and 39 of the Amended Registration Statement have been revised.

Opinion of the Financial Advisor to the KFN Transaction Committee, page 73

11.                               For each financial advisor, please disclose the method of selection of that particular advisor, as opposed solely to disclosing the qualifications of the advisor.  See Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the disclosures on pages 32, 71, 90 and 91 of the Amended Registration Statement have been revised.

12.                               For each financial advisor, please disclose any compensation received or to be received during the past two years as a result of the relationship between the financial advisor, its affiliates and/or unaffiliated representative, on the one hand, and the subject company or its affiliates, on the other hand.  We note in particular that Goldman Sachs and Lazard appear to have engaged in fee-generating activity during this period.  See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the disclosures on pages 71 and 90 of the Amended Registration Statement have been revised.

13.                               In the description of the Sandler O’Neill analysis, please disclose what each analysis indicated as to the value of the consideration to be paid per KFN common share.

In response to the Staff’s comment, the disclosures on pages 46, 49 and 50 of the Amended Registration Statement have been revised.

14.                               Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise your proxy statement to more completely summarize any and all preliminary presentations made by any financial advisor.  We believe that this would include, at a minimum:

•                  Sandler O’Neill presentation on November 6 (page 10)

•                  Sandler O’Neill presentation on November 12 (pages 4 and 6)

•                  Sandler O’Neill Presentation on November 21 (pages 7, 9, 11, 12 and 13)

•                  Sandler O’Neill presentation on November 27 (pages 5 and 6)

•                  Sandler O’Neill presentation on December 13 (page 12)

•                  Goldman Sachs presentation on October 17 (all pages)

•                  Lazard presentation on December 16 (pages 48 to 57).

For each other preliminary presentation, please disclose the final results of each analysis.

In response to the Staff’s comment, the disclosures on pages 55 to 59, 72 to 75, and 86 to 89 of the Amended Registration Statement have been revised.

Historical Stock Trading Analysis, page 76

15.                               Please disclose whether Sandler O’Neill calculated the premium based on KKR’s common unit price at any time during the one- and three-year periods reviewed other than December 12, 2013.  If so, disclose those premiums.

In response to the Staff’s comment, the disclosure on page 46 of the Amended Registration Statement has been revised.

Preliminary Presentations by Sandler O’Neill, page 83

16.                               Please summarize the report supplementally provided to us in response to prior comment 2 or explain why you believe you are not required to do so.

In response to the Staff’s comment, we respectfully submit that the material supplementally provided to the Staff in response to prior comment 2 is neither a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A and a summary of such material is therefore not required in the Amended Registration Statement. The material supplementally provided consists solely of a summary of responses provided orally by KKR in a business due diligence session conducted in connection with the potential transaction. The material does not contain or reflect any independent analysis, insight or opinion from Sandler, nor did Sander engage in any efforts to independently verify the statements made by KKR contained in the supplemental material.  In contrast, Item 1015 of Regulation M-A contemplates disclosure being required for reports and similar materials pursuant to which a qualified party has provided expert analysis.

Opinion of the Financial Advisor to the Conflicts Committee of KKR’s Managing Partner, page 97

17.                               We note the limitation on reliance by shareholders appearing in the Lazard opinion and the descriptions thereof appearing in the prospectus.  This limitation is inconsistent with the disclosures relating to the fairness opinion.  Please revise all statements that the opinion was directed solely to the independent directors.  Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.  Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction.  Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.  Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).  We have similar concerns with respect to the second to last sentence of the Lazard opinion.

In response to the Staff’s comment, the disclosure on page 76 of the Amended Registration Statement has been revised, along with language included in Lazard’s opinion that is attached as Annex D to the Amended Registration Statement.

Position of the KKR Participants as to the Fairness of the Merger, page 108

18.                               To the extent that KKR Participants based their fairness determinations on the analysis undertaken by others, they must expressly adopt the analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 91 of the Amended Registration Statement has been revised.

KFN 2015 Projected Financial Information, page 109

19.                               Please disclose in this section all projections for KFN and KKR that are materially related to the transaction.  For instance, this section only includes projections for KFN, for a one year period, and with respect to only two financial measures.  Without restricting our request to projections provided to financial advisors, the disclosed projections do not, for instance, appear to include those referred to in the Lazard analysis or the Goldman Sachs analysis.  We note that this disclosure would also include all “Synergies” referred to in the Goldman Sachs analysis.

In response to the Staff’s comment, the additional projections for KFN and KKR, which are the projections that were provided to Lazard and Goldman Sachs for purposes of their respective analyses along with the “Synergies” referred to in the Goldman Sachs analysis, have been added to the Amended Registration Statement beginning on page 93 thereof.  Additionally, we respectfully submit that, as is disclosed in the Amended Registration Statement, the 2015 financial projections (as such term is defined in the Amended Registration Statement) were the only financial projections prepared or made available by KFN management, and that no financial projections were prepared by KFN management for any year other than 2015.  In addition, the disclosure relating to the 2015 financial projections has been revised on page 92 to include return on equity as a financial metric, which was the only financial metric included in the 2015 financial projections not already disclosed.

Annex D — Opinion of Lazard Frères & Co. LLC

20.                               We note the statement that Lazard assumes no responsibility for and expresses no view as to any forecasts or the assumptions on which they are based.  While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document. Please revise.  We have the same concern with similar language appearing in the opinions of Sandler O’Neill and Goldman Sachs.

Lazard and Sandler O’Neill have advised us that they respectfully disagree with the Staff’s view that the disclaimer language with respect to the forecasts and related assumptions is inappropriate and should be revised.  As set forth in Lazard’s opinion, Lazard has assumed that the relevant financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the relevant parties and Lazard has not independently verified such forecasts.  As set forth in Sandler O’Neill’s opinion, Sandler O’Neill used publicly available earnings estimates and long-term growth rates for KKR and KFN in its analysis on the basis that KKR’s and KFN’s respective managements confirmed to Sandler O’Neill that such earnings estimates and long-term growth rates reflected the best currently available estimates and judgments of the respective future financial performances of KKR and KFN.  Both Lazard and Sandler O’Neill believe that management of the relevant parties (and not third-party advisors) is best placed to forecast or advise with respect to the future financial performance of the relevant businesses.  Given this, Lazard further believes that it is important for those persons who have access to Lazard’s opinion to be advised that Lazard is not taking responsibility for, or expressing a view as to, such forecasts or the related assumptions.  Correspondingly, Sandler O’Neill believes it is important for those persons who have access to Sandler O’Neill’s opinion to be advised that Sandler O’Neill does not express an opinion as to the projected financial information used in its analysis or the related assumptions. Both Lazard and Sandler O’Neill have also noted that such language has been included in their opinions and those of several other investment banking firms (and related disclosures) for many years.  Additionally, we respectively advise that the opinion of Goldman Sachs does not include any such disclaimer language with respect to the forecasts or the assumptions on which they are based.

Exhibit 99.4 —  Form of Proxy Card

21.                               If you intend for the proxy to confer discretionary authority to vote on permitted matters, please make the specific statement required by Rule 14a-4(c)(3) of Regulation 14A. Please also file the form of proxy as an appendix at the end of the prospectus.  See the note to paragraph (a)(3) of Rule 14a-4.

In response to the Staff’s comment, the form of proxy card has been revised and has been filed as an appendix to the prospectus.

*   *   *   *   *

If you have any questions regarding the responses to the Comment Letter, the Amended Registration Statement or the Amended Schedule 13E-3, please do not hesitate to call me at (212) 455-2948.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:                                David J. Sorkin, KKR & Co. L.P.

Gary I. Horowitz, Simpson Thacher & Bartlett LLP

Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz

David E. Shapiro, Wachtell, Lipton, Rosen & Katz